

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

J. Todd Scruggs
Secretary, Treasurer and Principal Financial Officer
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, VA 24504

> **Re: Bank of the James Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-35402**

Dear J. Todd Scruggs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance